UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Short form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 22, 2009

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS SECOND QUARTER NET INCOME OF $10.5 MILLION, OR
$0.29 PER SHARE.

PANAMA CITY, July 22, 2009 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the second quarter ended June 30, 2009.

Business Highlights
•
Net interest income in the second quarter 2009 amounted to $16.8 million, an increase of $1.4 million, or 9% from first quarter 2009, mainly due to increased lending spreads.  Quarter end commercial portfolio increased by 2% versus the previous quarter.

•
Net operating income(1) for the second quarter 2009 amounted to $19.7 million, compared to a net operating income of $22.3 million in the first quarter 2009 and $26.1 million in net operating income in the second quarter 2008.  The decrease was due principally to lower trading gains.

•
Net income amounted to $10.5 million in the second quarter 2009, compared to a net income of $16.7 million in the first quarter 2009, and $26.3 million gain during the second quarter 2008.  The decrease was principally the result of the creation of $12.0 million in specific reserves against loans in the process of restructuring.  Operating expenses during the second quarter 2009 decreased to $8.6 million, from $11.1 million in the first quarter 2009.

•
Commercial Division’s net operating income for the second quarter 2009 was $12.6 million, representing $0.1 million below the first quarter 2009, and $0.3 million lower than in the second quarter 2008, due to lower average loan portfolio balances, which were essentially offset by wider lending margins.  Credit disbursements during the second quarter increased by 25%.

•
Treasury Division reported net operating income of $4.4 million, compared to a net operating income of $1.0 million in the first quarter 2009, and $3.0 million in the second quarter 2008, mostly due to the appreciation of trading securities.  Deposits as of June 30, 2009 increased $44 million (4%) from the first quarter, 2009.

•
Asset Management Division’s net operating income for the quarter was $2.6 million, compared to $8.5 million in the first quarter 2009, and $10.2 million in the second quarter 2008.  The quarterly decrease was due to lower trading gains in the Investment Fund.

•
As a result of net income generation and the appreciation of the available-for-sale securities portfolio, book value per common share increased approximately 7% during the quarter to $17.61.  The Bank’s Tier 1 capital ratio as of June 30, 2009 stood at 21.1%, compared to 21.7% as of March 31, 2009, and compared to 19.1% as of June 30, 2008.  The Bank’s leverage ratio as of these dates was 6.3x, 6.8x and 8.4x, respectively. The Bank’s equity consists entirely of common shares.

•
The ratio of the allowance for credit losses to the commercial portfolio strengthened to 3.5%, compared to 3.2% as of March 31, 2009, and 1.9% as of June 30, 2008.  During the quarter, the Bank recorded $12.0 million in specific reserves for loan losses.

•	The Bank’s efficiency ratio improved to 30% in the second quarter 2009, compared to 33% in the first quarter 2009, and compared to 32% in the second quarter 2008.

CEO's Comments

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the Bank's results: "Bladex’s second quarter results reflect a well balanced performance from each of our divisions: the Commercial Division expanded its portfolio based on attractive margins, the Treasury Division saw the value of its securities portfolio improve across the board, and the Asset Management Division posted its seventh profitable quarter in the last two years.  Combined with reduced operating expenses and liquidity costs, this performance continued to afford the Bank the strong earnings power necessary to comfortably fund its growth, its dividend, and to further strengthen its loan loss coverage.

Our dialogue with markets across the Region supports the view that general economic stress levels in most of Latin America seem to have peaked, and might already be easing in some sectors of the market, most often as a result of effective government support programs and the return of investor confidence.  We also believe that any economic recovery, once established, will be gradual but volatile; however, it will inevitably involve an expansion in the Region's trade flows, for which Bladex is ideally positioned. From the perspective of individual companies, we are of the opinion that balance sheets and income statements will continue to reflect the impact of the crisis for some time, even after the economy starts to improve.  Therefore, Bladex’s will continue to closely monitor risk levels and provision accordingly.

Our management of the Bank is consistent with our view of the market and our position as a profitable financial institution with solid capital and liquidity resources: we continue to successfully navigate ongoing market turbulence so as to protect our expanding franchise, while positioning Bladex to take advantage of the opportunities that will emerge when the economy recovers, at which time, Bladex will represent one of only a handful of financial organizations with regional trade finance expertise and reach.”

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	6M09	6M08	2Q09	1Q09	2Q08
Net Interest Income	$32.2	$41.4	$16.8	$15.4	$20.2
Net Operating Income by Business Segment:
Commercial Division	$25.4	$27.9	$12.6	$12.8	$12.9
Treasury Division	$5.4	$4.0	$4.4	$1.0	$3.0
Asset Management Division	$11.1	$13.3	$2.6	$8.5	$10.2
Net Operating Income	$41.9	$45.3	$19.7	$22.3	$26.1
Net Income	$27.2	$45.5	$10.5	$16.7	$26.3

Net Income per Share(2)	$0.75	$1.25	$0.29	$0.46	$0.72
Book Value per common share (period end)	$17.61	$17.74	$17.61	$16.50	$17.74
Return on Average Equity (“ROE”)	8.9%	14.7%	6.6%	11.4%	16.7%
Operating Return on Average Equity ("Operating ROE") (3)	13.8%	14.6%	12.4%	15.2%	16.6%
Return on Average Assets (“ROA”)	1.3%	1.8%	1.0%	1.6%	2.0%
Net Interest Margin	1.56%	1.66%	1.62%	1.50%	1.56%
Efficiency Ratio (4)	32%	32%	30%	33%	32%

Tier 1 Capital(5)	$662	$648	$662	$655	$648
Total Capital(6)	$701	$690	$701	$693	$690
Risk-Weighted Assets	3,129	3,392	3,129	3,014	3,392
Tier 1 Capital Ratio(5)	21.1%	19.1%	21.1%	21.7%	19.1%
Total Capital Ratio (6)	22.4%	20.3%	22.4%	23.0%	20.3%
Stockholders’ Equity	$643	$645	$643	$601	$645
Stockholders’ Equity to Total Assets	15.8%	11.9%	15.8%	14.6%	11.9%
Other Comprehensive Income Account ("OCI")	$(21)	$(6)	$(21)	$(57)	$(6)

Leverage (times) (7)	6.3	8.4	6.3	6.8	8.4
Liquid Assets / Total Assets(8)	11.2%	6.9%	11.2%	13.7%	6.9%
Liquid Assets / Total Deposits	36.2%	21.5%	36.2%	46.3%	21.5%

Non-Accruing Loans to Total Loans, net	0.0%	0.0%	0.0%	0.0%	0.0%
Allowance for Credit Losses to Commercial Portfolio	3.5%	1.9%	3.5%	3.2%	1.9%

Total Assets	$4,067	$5,410	$4,067	$4,108	$5,410

Footnotes:

(1)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(2)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(3)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(4)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(5)
Tier 1 Capital is calculated according to the US Federal Reserve Board, and Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on US Federal Reserve Board, and Basel I capital adequacy guidelines.

(6)
Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on US Federal Reserve Board, and Basel I capital adequacy guidelines.  Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(7)	Leverage corresponds to assets divided by stockholders’ equity.

(8)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through June 30, 2009, Bladex had disbursed accumulated credits of approximately $160 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Thursday July 23, 2009 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through September 23, 2009.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The Conference ID# for the replayed call is 79484056.  For more information, please access http://www.bladex.com or contact:

Mr. Jaime Celorio
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: jcelorio@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com